Exhibit 12.1

HD SUPPLY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratio data)

	Successor(1)				Predecessor(1)
	Fiscal year ended			Period from August 30, 2007 to February 3, 2008	Period from January 29, 2007 to August 29, 2007	Fiscal year ended January 28, 2007
	January 30, 2011	January 31, 2010	February 1, 2009
Income (loss) from continuing operations before provision (benefit) for income taxes	$(591)	$(716)	$(1,572)	$(231)	$141	$435
Add:
Interest expense	623	602	644	289	262	424
Portion of rental expense under operating leases deemed to be the equivalent of interest	57	60	65	28	41	59

Adjusted earnings	$89	$(54)	$(863)	$86	$444	$918

Fixed charges:
Interest expense	$623	$602	$644	$289	$262	$424
Portion of rental expense under operating leases deemed to be the equivalent of interest	57	60	65	28	41	59

Total fixed charges	$680	$662	$709	$317	$303	$483

Ratio of earnings to fixed charges(2) (3)					1.5x	1.9x

(1)	The Successor period from August 30, 2007 to February 3, 2008 includes 22 weeks and 4 days. The Predecessor period from January 29, 2007 to August 29, 2007 includes 30 weeks and 3 days. All other fiscal years reported include 52 weeks.
(2)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes plus fixed charges. Fixed charges include cash and non-cash interest expense, whether expensed or capitalized, amortization of debt issuance cost, amortization of the THD Guarantee and the portion of rental expense representative of the interest factor.
(3)	For fiscal years ended January 30, 2011, January 31, 2010, and February 1, 2009 and the period from August 30, 2007 to February 3, 2008, our earnings were insufficient to cover fixed charges by $591 million, $716 million, $1,572 million, and $231 million, respectively.